NexGen Files Management Information Circular in Connection with

Annual General and Special Meeting of Shareholders

Vancouver, BC, May 21, 2025 - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE, NYSE MKT: NXE, ASX:NXG) is pleased to announce it has mailed a Notice of Meeting and Management Information Circular to Shareholders of record as of Monday, May 11, 2026 in connection with the Annual General and Special Meeting of the Company to be held on Tuesday, June 30, 2026, at 2:00 p.m. (Pacific Time).

Your Vote is Important - Please Vote Today.

Shareholders are encouraged to read the meeting materials including the Management Information Circular that provides a detailed analysis of important considerations for voting at the meeting.  These materials have been filed on SEDAR+ (www.sedarplus.ca) and can be found on our website under NexGen Investor Centre - Reports and Filings:  https://www.nexgenenergy.ca/investor-center/

Shareholders will be asked to vote on the following matters:

  Elect directors for the ensuing year;
  Appoint PricewaterhouseCoopers (PWC) as independent auditor of the Company for the 2026 financial year and to authorize the directors to fix their remunerations;
  Approve the continuation, amendment, and restatement of the Company's Shareholder Right's plan; and
  Set the number of directors at nine;

The Board of Directors of NexGen recommends that Shareholders vote in favour of all proposed items.

Meeting Access and Location:

Webcast URL: https://app.webinar.net/ZvNRDmB6bPk

Conference Call Dial-In:

To join the conference call by phone, please use the following URL to easily register yourself and be connected into the conference call automatically or dial direct.

https://emportal.ink/4tymBoT

Conference ID: 75646

North American Toll Free: 1-888-699-1199

Australia: 61-280-171-385

Location:   NexGen Energy Ltd. Corporate Office

Suite 3150, 1021 West Hastings St.

Vancouver, BC Canada

Participants of the webcast and conference call will be able to participate in the Q&A session following the formal business of the Meeting and presentation.

How to Vote

Non-Registered Shareholders Shares held with a broker, bank or other intermediary (16-digit control number)	Registered Shareholders Shares held in own name and represented by a physical certificate or DRS Statement (15-digit control number)	CDI Holders Shares held by way of CDIs through CHESS Depository Nominees Pty Limited
www.proxyvote.com	www.investorvote.com	www.investorvote.com.au
Call or fax to the number(s) listed on your voting instruction form Canada 1-800-474-7493 (English) Or 1-800-474-7501 (French) USA: 1-800-454-8683	Phone: 1-866-732-8683	Fax to the number(s) listed on your CDI voting instruction form
Return the voting instruction form in the enclosed postage paid envelope	Return the form of proxy in the enclosed postage paid envelope	Return the CDI voting instruction form to the address listed in your CDI voting instruction form

Please submit your vote well in advance of the proxy deposit deadline of

2:00p.m. (Pacific Time) on Friday June 26, 2026.

Shareholder Information and Questions

NexGen shareholders who have questions about the Management Information Circular, or require assistance with voting their shares can contact the Company's proxy solicitation agent:

Kingsdale Advisors

North America Toll Free: 1-888-518-1563

Call and Text Enabled Outside North America: 1-437-561-5005

Toll Free In Australia: 1-800-755-963

Email: contactus@kingsdaleadvisors.com

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future.  The Company's flagship Rook I Project is being optimally developed into the largest low cost producing uranium mine globally, incorporating the most elite standards in environmental and social governance.  The Rook I Project is supported by a NI 43-101 compliant Feasibility Study which outlines the elite environmental performance and industry leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations and closure.  NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically and environmentally.  The Project and prospective portfolio in northern Saskatchewan will provide generational long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the New York Stock Exchange under the ticker symbol "NXE" and on the Australian Securities Exchange under the ticker symbol "NXG" providing access to global investors to participate in NexGen's mission of solving three major global challenges in decarbonization, energy security and access to power.  The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated March 3, 2026 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.